1. <u>Business and Summary of Significant Accounting Policies</u>

<u>Business</u>

Bridgewater James Limited, LLC (the "Company") is a single member limited liability company managed by Mr. William J. Bennington. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides placement services to private investment funds.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

<u>Cash</u>

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

<u>Equipment</u>

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $10,445. Depreciation is computed on an accelerated basis using an estimated economic life of 3 years.

<u>Revenue</u>

The Company receives placement agent fees from the general partner or investment managers of private investment funds for whom the Company provides placement agent services. Under the terms of the placement agent agreement, placement agent fees are computed primarily as a percentage of management and incentive fees that such general partner or investment manager earns from the private investment fund. Generally the general partner or investment manager of the private investment fund determines and computes the placement agent fees payable to the Company. Revenue is recorded when ascertainable as per the terms of the placement agent agreements and collection is not in doubt. During 2015 the Company did not generate any revenue.

1.   Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $73,360 which was $68,360 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1.

3. Office Lease

The Company leases its office facilities under an operating lease which expires on May 31, 2016. Included in rent expense is an estimate of the Company's pro-rata share of the building's operating and maintenance expenses.

Future minimum lease payments due for 2016 total $18,500.